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                                                                       Exhibit 4



                                   ALUMAX INC.
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                           Executive Separation Policy

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                                                  As Amended and Restated 3/5/98
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                                   ALUMAX INC.

                           EXECUTIVE SEPARATION POLICY

     1. Purpose. The purpose of the Alumax Inc. Executive Separation Policy (the "Policy") is to provide certain severance payments and benefits to designated corporate officers, designated Executive Group members and other key executives (each, an "Employee") in the event of termination of employment (other than by reason of retirement, death or disability of the Employee) (i) within two years after a Change in Control (as hereinafter defined) if the termination is by the Company other than for Cause (as hereinafter defined) or by the Employee for Good Reason (as hereinafter defined) or (ii) by the Company other than for Cause (as hereinafter defined). This Policy shall not affect the right of the Company to terminate an Employee's employment with or without Cause.

     2. Definitions. The following definitions are applicable for purposes of this Policy:

         (a) "Annual Compensation" means the sum of (i) the Employee's annual salary with the Company (before reduction pursuant to any deferred compensation plan or agreement with the Company) immediately prior to the date of termination of employment or, if greater, immediately prior to the date of the Change of Control and (ii) the Employee's total annual incentive award for the year of termination, assuming employment for the full calendar year and that all applicable targets have been met, under the Alumax Inc. 1993 Annual Incentive Plan, as the same may be modified, replaced or added to by the Company from time to time.

         (b) "Beneficial Owner" is defined in Section 8 of the Company's 1993 Long Term Incentive Plan.

         (c) "Beneficiary" is defined in Section 2 of the Company's 1993 Long Term Incentive Plan.

         (d) "Cause" means (i) the willful and continued failure by the Employee to perform substantially his duties with the Company (other than any such failure resulting from the Employee's incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Employee by the Chairman of the Board of Directors or the President of the Company which specifically identifies the manner in which the Employee has not substantially performed his duties, (ii) the willful engagement by the Employee in conduct which is not authorized by the Board of Directors of the Company or
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     within the normal course of the Employee's business decisions and is known by the Employee to be materially detrimental to the best interests of the Company or any of its subsidiaries, or (iii) the willful engagement by the Employee in illegal conduct or any act of serious dishonesty which adversely affects, or, in the reason able estimation of the Board of Directors of the Company, could in the future adversely affect, the value, reliability or performance of the Employee to the Company in a material manner. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Employee in good faith and in the best interests of the Company. Notwithstanding the foregoing, an Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Employee a copy of the resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board of Directors after reasonable notice to the Employee and an opportunity for him, together with his counsel, to be heard before the Board of Directors, finding that, in the good faith opinion of the Board of Directors, the Employee was guilty of the conduct set forth above in (i), (ii) or (iii) of this subparagraph and specifying the particulars thereof in detail.

         (e) "Change in Control" means as defined in Section 8 of the Company's 1993 Long Term Incentive Plan.

         (f) "Company" means Alumax Inc., a Delaware corporation, or any successor corporation.

         (g) "Compensation Rate" means the result obtained by dividing the Employee's Annual Compensation by 12.

         (h) "Designated Participant" means (i) any corporate officer, (ii) any Executive Group member, or (iii) any key executive of the Company or its subsidiaries, who, in each case shall have been designated in writing by the Chairman of the Board of the Company as eligible for severance payments and benefits under this Policy; provided, however, that in no event shall a Designated Participant be entitled to receive severance payments and benefits under the Policy to the extent such severance payments and benefits duplicate benefits actually received under an effective employment agreement or any other separation policy, compensation or employee benefit plan of the Company or its subsidiaries.

         (i) "Executive Group" means as defined in Section 2 of the Company's 1983 Long Term Incentive Plan.

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         (j) "Excess Benefit Plan" means the Alumax Inc. 1993 Excess Benefit
     Plan as amended on August 3, 1995 and as the same may be modified, replaced or added to by the Company from time to time.

         (k) "Good Reason" means:

             (i) a reduction by the Company in the Employee's base salary as in effect immediately prior to the Change in Control;

             (ii) the failure by the Company to continue in effect any Plan (as hereinafter defined) in which the Employee was participating at the time of the Change in Control, unless such Plan (x) is replaced by a successor Plan providing to Employee substantially similar compensation and benefits (which replacement Plan shall continue to be subject to this provision) or
     (y) terminates as a result of the normal expiration of such Plan in accordance with its terms, as in effect immediately prior to the Change in Control; or the taking of any other action, or the failure to act, by the Company which would materially adversely affect the Employee's continued participation in any of such Plans as compared to the terms of such participation on the date of the Change in Control, including by materially reducing the Employee's benefits in the future under any such Plans; or

             (iii) the failure by the Company to provide and credit the Employee with the number of paid vacation days to which he or she is entitled in accordance with the Company's normal vacation policy as such policy was in effect immediately prior to the Change in Control;

             (iv) effecting a change in the position of the Employee which does not represent a position commensurate in level, authority and responsibilities with or a promotion from Employee's position with the Company or any of its subsidiaries immediately prior to the date of the Change in Control, or assigning the Employee responsibilities which are materially inconsistent with such prior position; or

             (v) the Company's requiring the Employee to be based anywhere more than 45 miles from the location of Employee's office or the location of the Company's executive offices immediately prior to the Change in Control, except that the Company may require Employee to be based more than 45 miles from such location if the relocation is to a principal executive office of the Company or principal office of a major division or subsidiary of the Company, provided that the Employee is reimbursed, on an after-tax basis, for all reasonable expenses incurred and losses experienced in respect of such relocation in accordance with Company's relocation policy prior to the date of the Change in


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     Control, and except for required travel on the Company's business to an extent substantially consistent with the business travel obligations which the Employee undertook on behalf of the Company prior to the Change in Control;

     in each case after notice in writing from the Employee to the Company and a period of 30 days after such notice during which the Company fails to correct such conduct.

            (l) "Plan" means any compensation plan of the Company such as an incentive, stock option or restricted stock plan or any employee benefit plan of the Company such as a pension, profit sharing, medical, dental or life insurance plan.

            (m) "Retirement Plan" means the 1993 Retirement Plan for Salaried Employees of Alumax Inc. and its subsidiaries as amended and restated through September 4, 1997 and as the same may be modified, replaced or added to by the Company from time to time.

            (n) "Years of Service" means the number of years (including partial credit for partial years) that the Employee has been employed by the Company and any of its subsidiaries and predecessors including AMAX Inc.

         3. Eligibility. Each Designated Participant who was employed by the Company or one of its subsidiaries immediately prior to termination shall be eligible for the severance payments and benefits provided by Section 4 hereof.

         4. Severance Payments and Benefits.

            (a) An Employee who is eligible for termination payments and benefits under this Policy pursuant to Section 3 shall be entitled to the following upon termination of employment within two years following a Change in Control (other than by reason of retirement, death or disability entitling the Employee to long-term disability benefits under the Company's long-term disability policy), if such termination is by the Company other than for Cause or by the Employee for Good Reason:

                (i) such Employee's annual salary otherwise payable through the date of termination of employment, together with salary, incentive compen-sation or benefits which have been earned or become payable as of the date of termination but which have not yet been paid to the Employee;

                (ii) a prorated portion of the award to the Employee for the year of termination, assuming all applicable targets had been met, under the


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     Alumax Inc. 1993 Annual Incentive Plan, as the same may be modified, replaced or added to by the Company from time to time, with such award prorated based on the number of days during the year of termination which precede the Employee's termination;

                (iii) a lump-sum severance payment equal to the product of the Employee's Annual Compensation, multiplied by 3;

                (iv) for a period of 36 months after the date of termination of employment, benefits equivalent on an after-tax basis to the additional benefits the Employee would have received under the Plans (excluding incentive compensation, stock option and performance share plans) in which the Employee was participating immediately prior to termination, as if the Employee had received credit under such Plans for service and age with the Company during such period following the Employee's termination, with such benefits payable by the Company at the same times and in the same manner as such benefits would have been received by the Employee under such Plans; and

                (v) for a period terminating on the earlier of 36 months follow-ing the date of termination of employment and the commencement of equivalent benefits from a new employer, maintenance in effect for the continued benefit of the Employee and his or her dependents of:

                     (A) all insured and self-insured medical and dental benefit plans of the Company in which the Employee was participating immediately prior to termination, provided that the Employee's continued participation is possible under the general terms and conditions of such plans (and any applicable funding media) and the Employee continues to pay an amount equal to the Employee's regular contribution for such participation; and

                     (B) the group life insurance and group disability insurance policies of the Company then in effect for Employee;

     provided, however, that if the Company so elects, or if such continued participation is not possible under the general terms and conditions of such plans or under such policies, the Company, in lieu of the foregoing, shall arrange to have issued for the benefit of the Employee and the Employee's dependents individual policies of insurance providing benefits substantially similar (on an after-tax basis) to those described in this paragraph (v), or, if such insurance is not available at a reasonable cost to the Company, shall otherwise provide the Employee and the Employee's dependents equivalent benefits (on an after-tax basis); provided further that, in no event shall the Employee be required to pay


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

     any premiums or other charges in an amount greater than that which the Employee would have paid in order to participate in the Company's plans and policies.

            (b) An Employee who is eligible for severance payments and benefits under this Policy pursuant to Section 3 shall be entitled to the following upon termination of employment at any time prior to a Change in Control, if such termination is by the Company or its subsidiaries other than for Cause (but not if such termination is for retirement, death or disability entitling the Employee to long-term disability benefits under the Company's long-term disability policy, or by the Employee for any reason;

                (i) the amount determined in accordance with clause (i) of paragraph (a) of Section 4;

                (ii) the amount determined in accordance with clause (ii) of paragraph (a) of Section 4;

                (iii) severance payments, at the date annual salary payments would otherwise have been made, equal to the Employee's Compensation Rate multiplied by the Employee's Years of Service; provided, however, that in no event shall the amount payable to an Employee pursuant to this clause
     (iii) be less than 0.5 times the Employee's Annual Compensation or greater than 1.0 times the Employee's Annual Compensation with respect to Designated Participants transferred from AMAX Inc., and 1.5 times the Employee's Annual Compensation with respect to all other Designated Participants; and

                (iv) for a period terminating on the earlier of (a) the expiration of a number of months and partial months following the date of termination equal to the Employee's Years of Service, but in no event less than six or more than 18, and (b) the commencement of equivalent benefits from a new employer, maintenance in effect for the continued benefit of the Employee and his or her dependents of:

                     (A) all insured and self-insured medical and dental benefit plans of the Company in which the Employee was participating immediately prior to termination, provided that the Employee's continued participation is possible under the general terms and conditions of such plans (and any applicable funding media) and the Employee continues to pay an amount equal to the Employee's regular contribution for such participation; and



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

                     (B) the group life insurance and group disability insurance policies of the Company then in effect for Employee;

     provided, however, that if the Company so elects, or if such continued participation is not possible under the general terms and conditions of such plans or under such policies, the Company, in lieu of the foregoing, shall arrange to have issued for the benefit of the Employee and the Employee's dependents individual policies of insurance providing benefits substantially similar (on an after-tax basis) to those described in this paragraph (iv), or, if such insurance is not available at a reasonable cost to the Company, shall otherwise provide to the Employee and the Employee's dependents equivalent benefits (on a after-tax basis); provided, further that, in no event shall the Employee be required to pay any premiums or other charges in an amount greater than that which the Employee would have paid in order to participate in the Company's plans and policies if still employed during such period.

            (c) All payments required by clauses (i), (ii) and (iii) of paragraph (a) of this Section 4 and by clauses (i) and (ii) of paragraph
     (b) of this Section 4 shall be paid not later than the fifteenth (15th) day following the date of termination of employment.

            (d) In the event of the death of an Employee, all payments hereunder due to such Employee shall be paid to his or her Beneficiary.

            (e) Notwithstanding anything in this Policy to the contrary, an Employee shall not be entitled to any payments or benefits under Section 4(b) of this Policy, unless the Human Resources and Compensation Committee of Board of Directors of the Company in its sole discretion provides otherwise, in the event termination of employment results from the sale or spin-off of a subsidiary, the sale of a division, other business unit or facility in which the Employee was employed immediately prior to such sale, and the Employee has been offered employment with the purchaser of such subsidiary, division, other business unit or facility on substantially the same terms and conditions under which the Employee worked prior to the sale. Such terms and conditions must include an agreement or plan binding on such purchaser or spun-off entity or business, providing that upon any termination of employment with the purchaser of the kinds described in
     Section 4(b) hereof within two years following such sale, the purchaser shall:

                (i) pay to such Employee an amount equal to the severance payments that such Employee would have received under Section 4(b)(iii) hereof if termination of employment had resulted in amounts being owed thereunder at the time of such sale; and


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                (ii) pay or provide for the Employee or his or her dependents the benefits described in Section 4(b)(iv) hereof for a period beginning upon the Employee's termination of employment with the purchaser or spun-off entity or business and terminating on the earlier of (a) the expiration of a number of months and partial months following the date of termination of employment with the purchaser equal to the Employee's Years of Service to the date of such sale, but in no event less than six or more than 18, and (b) the commencement of equivalent benefits from a new employer following termination of employment with the purchaser or spun-off entity or business.

            (f) Notwithstanding anything in this Policy to the contrary, a transfer of employment from the Company to a subsidiary or vice versa shall not be considered a termination of employment for purposes of this Policy.

            (g) Benefits paid to an Employee from the Excess Benefit Plan shall include an amount equivalent to the additional benefit the Employee would have received under The Retirement Plan if, for purposes of that Plan, the definition of compensation included amounts for any payments made pursuant to Section 4 of this Policy and if, for purposes of the Retirement Plan, there was no limitation on the amount of compensation that could be taken into account.

     5. Excise Tax Gross-up. In the event that an Employee becomes entitled to one or more payments (with a "payment" including, without limitation, the vesting of an option or other non-cash benefit or property, whether pursuant to the terms of this Agreement or any other Plan (the "Total Payments"), which are or become subject to the tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), (or any similar tax that may hereafter be imposed) (the "Excise Tax"), the Company shall pay to the Employee at the time specified below an additional amount (the "Gross-up Payment") (which shall include, without limitation, reimbursement for any penalties and interest that may accrue in respect of such Excise Tax) such that the net amount retained by the Employee, after reduction for any Excise Tax (including any penalties or interest thereon) on the Total Payments and any federal, state and local income or employment tax and Excise Tax on the Gross-up Payment provided for by this
Section 5, but before reduction for any federal, state or local income or employment tax on the Total Payments, shall be equal to the product of any deductions disallowed for federal, state or local income tax purposes because of the inclusion of the Gross-up Payment in Employee's adjusted gross income multiplied by the highest applicable marginal rate of federal, state or local income taxation, respectively, for the calendar year in which the Gross-up Payment is to be made.

     For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax,


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                (i)   the Total Payments shall be treated as "parachute
     payments" within the meaning of Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless, and except to the extent that, in the written opinion of independent compensation consultants or auditors of nationally recognized standing selected by the Company and reasonably acceptable to the Employee ("Independent Auditors"), the Total Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code or are otherwise not subject to the Excise Tax,

                (ii) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code (after applying clause
     (i) above), and

                (iii) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company's Independent Auditors appointed pursuant to clause (a) above in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

         For purposes of determining the amount of the Gross-up Payment, the Employee shall be deemed (A) to pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made; (B) to pay any applicable state and local income taxes at the highest marginal rate of taxation for the calendar in which the Gross-up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of the Employee's adjusted gross income); and (C) to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-up Payment in the Employee's adjusted gross income. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time the Gross-up Payment is made, the Employee shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined (but, if previously paid to the taxing authorities, not prior to the time the amount of such reduction is refunded to the Employee or otherwise realized as a benefit by the Employee) the portion of the Gross-up Payment that would not have been paid if such Excise Tax had been applied in initially calculating the Gross-up Payment, plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise


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Tax is determined to exceed the amount taken into account hereunder at the time the Gross-up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-up Payment), the Company shall make an additional Gross-up Payment in respect of such excess (plus any interest and penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

         The Gross-up Payment provided for above shall be paid on the thirtieth day (or such earlier date as the Excise Tax becomes due and payable to the taxing authorities) after it has been determined that the Total Payments (or any portion thereof) are subject to the Excise Tax; provided, however, that if the amount of such Gross-up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to the Employee on such day an estimate, as determined by the Company's Independent Auditors appointed pursuant to clause (i) above, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 127(b)(2)(B) of the Code), as soon as the amount thereof can be determined. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to the Employee, payable on the fifth day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the code). If more than one Gross-up Payment is made, the amount of each Gross-up Payment shall be computed as not to duplicate any prior Gross-up Payment. The Company shall have the right to control all proceedings with the Internal Revenue Service that may arise in connection with the determination and assessment of the Excise Tax and, at its sole option, the Company may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority in respect of such Excise Tax (including any interest or penalties thereon); provided, however, that the Company's control over any such proceedings shall be limited to issues with respect to which a Gross-up Payment would be payable hereunder and the Employee shall be entitled to settle or contest any other issue raised by the Internal Revenue Service or any other taxing authority. The Employee shall cooperate with the Company in any proceedings relating to the determination and assessment of the Excise Tax and shall not take any position or action that would materially increase the amount of any Gross-up Payment hereunder.

     6. Withholding. The Company shall have the right to deduct from all payments hereunder any taxes required by law to be withheld therefrom.

     7. No Right To Employment. Nothing in this Policy shall be construed as giving any person the right to be retained in the employment of the Company or any subsidiary, nor shall it affect the right of the Company or any subsidiary to dismiss an Employee without any liability except as provided in this Policy.


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

     8. Legal Fees. The Company shall pay all legal fees and related expenses incurred by an Employee in seeking to obtain or enforce any payment, benefit or right provided by this Policy; provided; however, that the Employee shall be required to repay any such amounts to the Company to the extent that an arbitrator or a court of competent jurisdiction issues a final, unappealable order setting forth a determination that the position taken by the Employee was frivolous or advanced in bad faith.

         9. Amendment and Termination. The Board of Directors of the Company may amend or terminate this Policy at any time prior to a Change in Control. This Policy may not be amended or terminated at any time after a Change in Control in any manner adverse to an Employee without the prior consent of such Employee.

     10. Governing Law; Arbitration. The validity, construction, and effect of this Policy and any rules and regulations relating to this Policy shall be determined in accordance with Delaware General Corporation Law, to the extent applicable, other laws (including those governing contracts) of the State of Delaware, without giving effect to principles of conflicts of laws, and applicable federal law. If any provision hereof shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions hall continue to be fully effective. Any dispute or controversy arising under or in connection with this Policy shall be settled exclusively by arbitration in Atlanta, Georgia by three arbitrators in accordance with the rules of the American Arbitration Association in effect at the time of submission to arbitration. Judgment may be entered on the arbitrators' award in any court having jurisdiction. For purposes of settling any dispute or controversy arising hereunder or for the purpose of entering any judgment upon an award rendered by the arbitrators, the Company and the Employee hereby consent to the jurisdiction of any or all of the following courts: (i) the United States District Court for the Northern District of Georgia, (ii) any of the courts of the State of Georgia, or (iii) any other court having jurisdiction. The Company and the Employee hereby waive, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to such jurisdiction and any defense of inconvenient forum. The Company and the Employee hereby agree that a judgment upon an award rendered by the arbitrators may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     11. Nonassignability. Compensation and benefits under the Policy may not be assigned by the Employee. The terms and conditions of this Policy shall be binding on the successors and assigns of the Company.

     12. No Duty to Mitigate. No employee shall be required to mitigate, by seeking employment or otherwise, the amount of any payment that the Company becomes obligated to make under this Policy, and, except as expressly provided in this Policy, amounts or other benefits to be paid or provided to an Employee pursuant to this


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

Policy shall not be reduced by reason of the Employee's obtaining other employment or receiving similar payments or benefits from another employer.

     13. Duplicate Payments or Benefits.

         (a) Except to the extent that the terms of this Policy confer compensa-tion or benefits that are more favorable to Employee than are available under any other employee (including executive) benefit of executive compensation plan of the company in which Employee is a participant, Employee's rights under any such employee (including executive) benefit plan or executive compensation plan shall be determined in accordance with the terms of such plan (as it may be modified or added to by the Company from time to time).

         (b) This Policy constitutes the entire understanding between the Company and Employee relating to employment of Employee by the Company and its subsidiaries and supersedes and cancels all prior agreements and understandings with respect to the subject matter of this Policy. Employee shall not be entitled to any payment or benefit under this Policy which duplicates a payment or benefit received or receivable by Employee under such prior agreements and understandings or under any employee (including executive) benefit plan or executive compensation plan of the Company.

     14. Effective Date. This Policy is effective as of November 15, 1993.






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